UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes              No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Leasing Real Estate to Subsidiary

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) has entered into real estate leasing contract with a subsidiary. Details are as follows:

1.	Name of lessee: KT Hitel, a 66%-owned subsidiary of the Company.

2.	Real estate leased: second floor of the Company’s Hyehwa telephone office in Seoul.

3.	Lease period: January 1, 2003 to December 31, 2003.

4.	Annual charge: Won 330 million.

5.	Date of contract: March 19, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2003

KT Corporation

By:	/s/ Wha Joon Cho
Name: Wha Joon Cho Title: Managing Director